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Holland & Knight LLP
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Courtney S. Kamlet
703 720 8072
courtney.kamlet@hklaw.com

December 7, 2006

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 12/14

If you have any questions regarding this filing, please do not hesitate to call me at (703) 720-8072 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Courtney S. Kamlet
Holland & Knight LLP

4233144_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

1. Announcement material titled "Press Coverage of Today" filed with Tokyo Stock Exchange on 7 December 2006 (in Tokyo time).

B. ENGLISH LANGUAGE DOCUMENTS
(English document listed below is included in EXHIBIT B hereto)

No material to submit.

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Announcement material titled "Press Coverage of Today" filed with Tokyo Stock Exchange on 7 December 2006 (in Tokyo time).

   The Company's announcement responding to certain news media on the same day that the Company has approached a UK tobacco manufacturer for acquisition. In the announcement, the Company states that it has not made any announcement with regard to such matter.

   Set out below is the English translation of the announcement referred to in ANNEX, Section A, item 1.

EXHIBIT B

ENGLISH DOCUMENTS

Not Applicable.

(English Translation)

7 December 2006

Sir/Madam

Company Name: Japan Tobacco Inc.
Representative's Name: Hiroshi Kimura, Representative Director and President
(Code Number 2914 at Div. 1 of Tokyo, Osaka, Nagoya Stock Exchanges and Fukuoka, Sapporo Stock Exchanges)
Inquiries: Investor/Public Relations Div. (Tel 03-3582-3111 (switchboard))

Re: Press Coverage of Today

Although it has been reported by certain news media today that our company has approached a UK tobacco manufacturer for acquisition, our company has not made any announcement with regard to such matter.

Whenever any material fact as provided for in the securities exchange laws and regulations arises, our company will make a timely, appropriate disclosure in accordance with applicable laws and regulations and with applicable rules of the Stock Exchanges.